UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

InsPro Technologies Corporation
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

45778T 101
(CUSIP Number)

Alan Krigstein Chief Financial Officer Independence Health Group, Inc. 1901 Market Street Philadelphia, PA 19103 (215) 241-2420
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778T 101	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Independence Blue Cross (now “Independence Hospital Indemnity Plan, Inc.”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 45778T 101	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Independence Health Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 65,000,010
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 65,000,010
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,010
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS AmeriHealth, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 65,000,010
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 65,000,010
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,010
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Independence Blue Cross LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 65,000,010
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 65,000,010
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,010
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 45778T 101	13D	Page 6 of 10 Pages

This Amendment  No. 3 to Schedule 13D (the “Schedule 13D”) is being filed by the Reporting Persons (as defined below) in connection with the transfer to an affiliate of beneficial ownership of all shares of Common Stock (the “Shares”) underlying convertible preferred stock and warrants of the Issuer (“Issuer Securities”) previously held and reported by Independence Blue Cross (now renamed “Independence Hospital Indemnity Plan, Inc.”).

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Independence Hospital Indemnity Plan, Inc. (formerly “Independence Blue Cross”);

(ii)	Independence Health Group, Inc.;

(iii)	AmeriHealth, Inc.; and

(iv)	Independence Blue Cross, LLC.

The address for each of the Reporting Persons is 1901 Market Street, Philadelphia, PA 19103.

The Issuer Securities were purchased by Independence Blue Cross (now Independence Hospital Indemnity Plan, Inc. (“IHIP”)) in investment transactions occurring during 2010 and 2013. Effective July 1, 2014, in connection with the corporate division of IHIP and the restructuring of the business organization consisting of IHIP and its affiliated entities, the Issuer Securities and various rights relating thereto were transferred and assigned to Independence Blue Cross, LLC (“IBC LLC”), a Pennsylvania limited liability company. No consideration was paid in connection with the transfer and assignment.

As a result of the restructuring, IBC LLC is now the sole member of IHIP (a Pennsylvania non-profit hospital plan corporation which continues to underwrite health insurance), and owns, or holds interests in, a number of Pennsylvania-based health insurance companies, health maintenance organizations, and other health-related companies.  IBC LLC is wholly owned by AmeriHealth, Inc., a Pennsylvania corporation and holding company (“AmeriHealth”), which in turn is wholly owned by Independence Health Group, Inc. a Pennsylvania non-profit corporation (“IHG”). IHG, acting through its various subsidiaries and other affiliates, is engaged in the business of providing health insurance and related products and services.

Set forth in Attachment A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of the directors and executive officers of IHIP, IBC LLC, AmeriHealth and IHG as of the date hereof. Other than such directors and executive officers, and except as described in the preceding paragraph with respect to the relationships of IHIP, IBC LLC, AmeriHealth and IHG, there are no persons controlling IHIP, IBC LLC, AmeriHealth, or IHG.

During the last five years, none of IHIP, IBC LLC, AmeriHealth or IHG (and, to the knowledge of the Reporting Persons, no individual named in Attachment A hereto), has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, none of IHIP, IBC LLC, AmeriHealth or IHG (and, to the knowledge of the Reporting Persons, no individual named in Attachment A hereto), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that IHIP, IBC LLC, AmeriHealth, IHG, or such named individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

On July 1, 2014, the securities reported herein were transferred to IBC LLC in connection with a corporate division and restructuring. IBC LLC presently intends to hold the securities for investment purposes.

CUSIP No. 45778T 101	13D	Page 7 of 10 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)
IBC LLC owns (i) 2,166,667 shares of Series B Convertible Preferred Stock of the Issuer, which are convertible into 43,333,340 shares of Common Stock, and (ii) Warrants to purchase 21,666,670 shares of Common Stock.  IBC LLC and, through their ownership relationship with IBC LLC, AmeriHealth and IHG,  may each be deemed to beneficially own 65,000,010 shares of Common Stock (or approximately 61.0% of the shares of Common Stock outstanding and deemed outstanding for purposes of this filing. (1)

(b)	See rows (7) through (10) of the cover pages for IBC LLC, AmeriHealth and IHG at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)
Except as described in Item 2 above, no Reporting Person nor, to the knowledge of the Reporting Persons, any individual named in Attachment A hereto, effected any transaction in the Issuer’s securities during the past 60 days.

(d)	Not applicable.

(e)	Effective July 1, 2014, IHIP ceased to be the beneficial owner of any shares of the Issuer’s Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

Warrants

The warrants transferred to IBC LLC (the “Warrants”“) consist of: (i) warrants issued on September 30, 2010 for the purchase, at any time up to September 30, 2015, of up to14,666,670  shares of the Issuer’s Common Stock; (ii) warrants issued on November 29, 2010 for the purchase, at any time up to November 29, 2015, of up to 2,000,000 shares of the Issuer’s Common Stock; and (iii) warrants issued on September 12, 2013 for the purchase, at any time up to November 20, 2017, of up to 5,000,000 shares of the Issuer’s Common Stock.

The terms of the Warrants permit IBC LLC to purchase the shares of Common Stock at an exercise price of $0.15 per share (subject to adjustment pursuant to certain anti-dilution provisions, including, up to a specified date, a “full ratchet” adjustment).  The terms of the Warrants permit the Issuer to call the Warrants at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least eight times the exercise price per share (initially $1.20, subject to adjustment) provided that certain other conditions have been satisfied.

The foregoing is a summary of the terms of the Warrants and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the Form of Warrant and the Warrant attached as Exhibit 4.3 to the Issuer’s Current Reports on Form 8-K filed October 1, 2010 and September 13, 2013, each of which is incorporated by reference herein.

Series B Convertible Preferred Stock

Each share of Series B Convertible Preferred Stock transferred to IBC LLC (“Series B Preferred”) is convertible into 20 shares of Common Stock, subject to adjustment pursuant to certain anti-dilution provisions, including a “full ratchet” adjustment. The holders of Series B Preferred are entitled to vote together with the holders of Common Stock as a single class, with each share of Series B Preferred having 20 votes. The following actions require the vote or consent of the holders of two-thirds of the outstanding shares of the Series B Preferred, voting as a class with any other series of Issuer preferred stock ranking equally with the Series B Preferred and entitled to vote:

(i)
any amendment, alteration or repeal of any provision of the Issuer’s certificate of incorporation (including the certificate of designation creating the Series B Preferred) or the Issuer’s by-laws that would alter or change the voting powers, preferences or special rights of the Series B Preferred so as to affect them adversely; or

(ii)
any amendment or alteration of the Issuer’s certificate of incorporation to authorize or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, any class or series of the Issuer’s capital stock unless such capital stock ranks junior to the Series B Preferred with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of the Issuer (including certain deemed liquidation events).

CUSIP No. 45778T 101	13D	Page 8 of 10 Pages

In addition, for so long as 1,000,000 shares of Series B Preferred are outstanding, the vote or consent of the holders of at least two-thirds of the shares of Series B Preferred at the time outstanding, voting as a class with all other series of preferred stock ranking equally with the Series B Preferred and entitled to vote thereon, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating a “Fundamental Transaction”, unless such transaction, when consummated, will provide the holders of Series B Preferred with an amount per share equal to $3.00, plus any dividends declared but unpaid thereon. A “Fundamental Transaction” is (1) any merger or consolidation of the Issuer with or into another person, (2) any sale of all or substantially all of the Issuer’s assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Issuer or another person) pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

The foregoing is a summary of the terms of the Series B Preferred and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the Certificate of Designation with respect to shares of Series B Preferred Stock attached as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on October 1, 2010, which exhibit  is incorporated by reference herein.

Registration Rights

IHIP has assigned to IBC LLC its rights under registration rights agreements (the “Registration Rights Agreements”) entered into with the Issuer in connection with IHIP’s 2010 and 2013 investment transactions. Under the terms of the Registration Rights Agreements, the Issuer agreed to prepare and file with the Securities and Exchange Commission (“SEC”), within 30 days following the receipt of a demand notice from a holder of Series B Preferred purchased in those transactions (or of Common Stock underlying that Series B Preferred or underlying the Warrants purchased concurrently ) (collectively, “Registrable Securities”), a registration statement on Form S-1 (the “Registration Statement”) covering the resale of the Registrable Securities. Subject to limited exceptions, the Issuer also agreed to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as soon as practicable but, in any event, no later than 60 days following the date of the filing of the Registration Statement (or 120 days following the date of the filing of the Registration Statement in the event the Registration Statement is subject to review by the SEC), and agreed to use its reasonable best efforts to keep the Registration Statement effective under the Securities Act until the date that all of the Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144(b)(i) promulgated under the Securities Act.  In addition, if the Issuer proposes to register (except in connection with certain specified excluded registrations) any of its securities under the Securities Act in connection with the offering of such securities for cash, the Issuer shall, at such time, promptly give each holder of Registrable Securities notice of such intent, and such holders shall (subject to certain conditions) have the option to register their Registrable Securities on such additional registration statement.

The foregoing is a summary of the terms of the Registration Rights Agreements and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreements attached as Exhibit  4.2 to the Issuer’s Current Reports on Form 8-K filed on October 1, 2010 and September 13, 2013, each of which is incorporated by reference herein.

Participation Right

IHIP has assigned to IBC LLC its rights as an investor under the Securities Purchase Agreement entered into with the Issuer in connection with IHIP’s 2013 investment transaction. The terms of the 2013 Securities Purchase Agreement provide for a participation right for the investor, subject to certain exceptions and limitations, which grants the investor the right to participate in any future capital raising financings of the Issuer occurring prior to November 20, 2014.  The investor may participate in such financings at a level based on the investor’s ownership percentage of the Issuer on a fully-diluted basis prior to such financing

The foregoing is a summary of the participation right set forth in the 2013 Securities Purchase Agreement and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the 2013 Securities Purchase Agreement attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 13, 2013, which is incorporated herein by reference.

CUSIP No. 45778T 101	13D	Page 9 of 10 Pages

Board Designee

In connection with the transfer of the Issuer Securities, IHIP has assigned to IBC LLC its rights under a letter agreement with the Issuer dated September 30, 2010 (the “2010 Letter Agreement”). Under the 2010 Letter Agreement the Issuer agreed to take all necessary action to appoint a designee of IHIP (the “Board Designee”) as a member of the Board on or before November 30, 2010. In addition, the Issuer agreed to include the Board Designee (or, in the event of the Board Designee’s resignation or removal, such other individual as IHIP might  thereafter designate) on the Board’s slate of nominees for election as directors of the Issuer, and to use its best efforts to cause the election of such individuals for so long as IHIP held either (i) shares of the Issuer’s Series B Convertible Preferred Stock in an amount equal to at least 50% of the shares of such stock acquired by IHIP in its initial 2010 investment in the Issuer, or (ii) shares of the Issuer’s Common Stock in an amount equal to at least 50% of the shares of the Issuer’s Common Stock that IHIP was entitled to receive upon conversion of the Series B Convertible Preferred Stock acquired by IHIP in its initial 2010 investment.

IHIP has also assigned to IBC LLC its rights under a voting agreement, dated as of September 30, 2010 (the “Voting Agreement”) entered into with another shareholder of the Issuer, The Co-Investment Fund II, L.P. (“CI2”), pursuant to which IHIP and CI2 agreed to vote all shares they currently own or may acquire for the election of the other party’s designees to the Issuer’s Board of Directors in accordance with the terms of the 2010 Letter Agreement and a similar letter agreement, dated as of March 31, 2008, by and between the Issuer and CI2 (the “CI2 Letter Agreement”).  The obligations of IBC LLC and CI2 under the Voting Agreement terminate concurrently with the termination of the obligations of the Issuer under the 2010 Letter Agreement and the CI2 Letter Agreement.

The descriptions of the 2010 Letter Agreement and the Voting Agreement set forth above are summaries and do not purport to be complete. The summaries are qualified in their entirety by reference to the full text of the 2010 Letter Agreement and the Voting Agreement, which were attached, respectively, as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 1, 2010, and Exhibit 1 to IHIP’s report on Schedule 13D filed on October 7, 2010, and which are incorporated by reference herein.

Alan Krigstein, the Executive Vice President, Chief Financial Officer and Treasurer of each of the Reporting Persons, currently serves on the Issuer’s Board of Directors.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

Exhibit Number	Description of Exhibits

99.1	Form of Warrant (incorporated by reference to Exhibit 4.3 to Issuer’s Current Report on Form 8-K, filed on October 1, 2010)
99.2	Warrant (incorporated by reference to Exhibit 4.3 to Issuer’s Current Report on Form 8-K, filed on September 13, 2013)
99.3	Certificate of Designation (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on October 1, 2010)
99.4	Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed on October 1, 2010)
99.5	Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed on September 13, 2013)
99.6	2010 Letter Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on October 7, 2010)
99.7	Voting Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on October 1, 2010)

CUSIP No. 45778T 101	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE BLUE CROSS, LLC
AMERIHEALTH, INC.
INDEPENDENCE HEALTH GROUP, INC.
INDEPENDENCE HOSPITAL INDEMNITY PLAN, INC.

/s/ Alan Krigstein
Alan Krigstein
Executive Vice President, Chief Financial Officer, and Treasurer
July 10, 2014

(1)	Based on shares of the Issuer’s Common Stock outstanding on June 23, 2014, as set forth on page 2 of the Issuer’s Preliminary Proxy Statement filed with the SEC on such date.

Attachment A

Board of Directors of IHG, IHIP and IBC LLC

The following is a list of the members of the Board of Directors of Independence Health Group, Inc. (“IHG”), Independence Hospital Indemnity Plan, Inc. (“IHIP”) and, except where otherwise noted, Independence Blue Cross, LLC (“IBC LLC”), setting forth their residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted. All directors listed are citizens of the United States.

Name	Position	Present Principal Occupation	Home or Business Address/ Type of Business
Walter D’Alessio	Director, Chairman of the Board	Principal	NorthMarq Advisors, LLC 1600 Market Street, Suite 1300 Philadelphia, PA 19103 (real estate advisory services)
Joseph A. Frick (1)	Director, Vice Chairman of the Board	Vice Chair & Managing Partner	Diversified Search One Commerce Square 2005 Market Street, St. 3300 Philadelphia, PA 19103 (executive search firm)
Charles P. Pizzi	Director, Vice Chairman of the Board	Retired	Tasty Baking Company 8601 Thomas Mill Terrace Philadelphia, PA 19128 (baked goods manufacturing)
Joseph A. Barilotti	Director	Vice President – Marketing	Regional Real Estate Investment Corporation 6 East Germantown Pike Plymouth Meeting, PA 19462 (real estate investment fund)
Robert W. Bogle	Director	President	The Philadelphia Tribune 520-26 South 16th Street Philadelphia, PA 19146 (newspaper)
Debra L. Brady	Director	Executive Director	Philadelphia Writ Service, Inc. 201 Spring Garden Street Philadelphia, PA 19123 (process servicing)
Christopher D. Butler	Director	Retired (former IBC executive officer)	790 Avonwood Drive Wayne, PA 19087
Edward S. Cooper, M.D.	Director	Retired Physician	6710 Lincoln Drive Philadelphia, PA 19119

Name	Position	Present Principal Occupation	Home or Business Address/ Type of Business
Edward Coryell (1)	Director	Executive Secretary- Treasurer/Business Manager	Metropolitan Regional Council of Carpenters of Philadelphia and Vicinity 1803 Spring Garden Street Philadelphia, PA 19130 (labor organization)
A. Bruce Crawley (1)	Director	President	Millennium 3 Management, Inc. One Commerce Square 2005 Market Street, St. 3125 Philadelphia, PA 19103 (marketing/branding/PR/strategic consulting)
Nicholas DeBenedictis	Director	Chairman, President & CEO	Aqua America, Inc. 762 Lancaster Ave. Bryn Mawr, PA 19010 (water and wastewater services)
Patrick J. Eiding	Director	President	Philadelphia AFL-CIO 22 S. 22nd Street – 2nd Floor Philadelphia, PA 19103 (labor organization)
Patrick D. Finley	Director	General President	Operative Plasterers’ & Cement Masons’ International Association of the U.S. and Canada 11720 Beltsville Drive, St. 700 Beltsville, MD 20705 (labor organization)
Vail P. Garvin, FACHE	Director	Executive Director	Central Bucks Chamber of Commerce 1028 Cox Road Washington Crossing, PA 18977 (business organization)
Patrick B. Gillespie	Director	Business Manager	Philadelphia Building & Construction Trades Council, AFL- CIO 4170 Woodhaven Road Philadelphia, PA 19154 (labor organization)
Nicholas A. Giordano	Director	Member of Board of Directors of mutual funds and a publicly-traded corporation	1755 Governor’s Way Blue Bell, PA 19422

Name	Position	Present Principal Occupation	Home or Business Address/ Type of Business
Daniel J. Hilferty	Director, President & CEO	President & CEO	Independence Blue Cross 1901 Market Street Philadelphia, PA 19103
Hon. Renee Cardwell-Hughes	Director	Chief Executive Officer	American Red Cross Southeastern Pennsylvania 2221 Chestnut Street Philadelphia, PA 19103 (disaster relief/health & safety training and education/blood collection)
Anne F. Kelly King	Director	Chief of Staff	Philadelphia City Council 332 City Hall Philadelphia, PA 19107 (city government)
Hon. James F. Kenney (1)	Director	Councilman-at-Large	Philadelphia City Council City Hall – Room 330 Philadelphia, PA 19104 (city government)
Thomas A. Leonard, Esq.	Director	Partner	Obermayer, Rebmann, Maxwell & Hippel One Penn Center, 19th Floor 1617 JFK Blvd. Philadelphia, PA 19103 (law firm)
Andrew L. Lewis, IV	Director	Consultant	356 Exeter Road Haverford, PA 19041
Hon. Michael D. Marino, Esq.	Director	Owner	Red Buffalo Ranch, Inc. 1093 Anders Road Collegeville, PA 19426 (recreation facility)
J. William Mills, III	Director	President	J. W. Mills & Associates, LLC 220 Gaskill Street Philadelphia, PA 19147 (consulting services)
Alan Paul Novak, Esq.	Director	President	Red River Canyons Consultants d/b/a Novak Strategic Advisors 600 North Second Street, Suite 300 Harrisburg, PA 17101 (lobbying/issue advocacy)
Denis P. O’Brien	Director	Executive Vice President-Exelon Corp.; CEO-Exelon Utilities	Exelon 2301 Market Street, S26-1 Philadelphia, PA 19103 (energy company)

Name	Position	Present Principal Occupation	Home or Business Address/ Type of Business
Thomas G. Paese, Esq.	Director	Partner	Buchanan, Ingersoll & Rooney 409 North Second Street Suite 500 Harrisburg, PA 17101-1357 (law firm)
Michael V. Puppio, Jr., Esq.	Director	Partner	Rafaele & Puppio 19 W. 3rd Street Media, PA 19063
William R. Sautter (1)	Director	President & CEO	Elliott-Lewis Corp. 2900 Black Lake Place Philadelphia, PA 19154 (facilities management/mechanical services)
James C. Schwartzman, Esq.	Director	Attorney	Stevens & Lee 1818 Market Street, 29th Floor Philadelphia, PA 19103 (law firm)
Robert W. Sorrell	Director	Retired	601 Township Line Road Elkins Park, PA 19027
Daniel L. Woodall, Jr.	Director	Business Manager	Laborers’ International Union of North America 740 Sandy Street Norristown, PA 19401 (labor organization)

(1) Member of IHG and IHIP Boards only.

Executive Officers of IHG, IHIP and IBC LLC

The executive officers of IHG, IHIP and IBC LLC are listed below. Each has a business address at 1901 Market Street, Philadelphia, PA  19103.  Positions shown are the present principal occupation of each named individual, and all are citizens of the United States.

Name Daniel J. Hilferty Yvette D. Bright Christopher Cashman Alan Krigstein Richard J. Neeson Paul A. Tufano, Esq. I. Steven Udvarhelyi, M.D.
Position

President and Chief Executive Officer
Executive Vice President and Chief Transformation Officer
Executive Vice President and President, Commercial Markets
Executive Vice President, Chief Financial Officer and Treasurer
Executive Vice President and President Expanding Markets
Executive Vice President and President-Government Markets
Executive Vice President, Health Services and Chief Strategy Officer

Directors and Executive Officers of AmeriHealth, Inc.

The Board of Directors of AmeriHealth, Inc. (“AmeriHealth”) consists of Daniel J. Hilferty (Chairman), Alan Krigstein, and I. Steven Udvarhelyi, M.D. Its executive officers are Daniel J. Hilferty (Chairman, President and Chief Executive Officer), Alan Krigstein (Executive Vice President, Chief Financial Officer and Treasurer) and Paul A. Tufano, Esq. (Executive Vice President, General Counsel, Corporate Secretary and President of Government Markets). Each of the Directors and executive officers is an executive officer of IHG, IHIP and IBC LLC, and appears in the listing set forth above.